UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 16, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

CANCELLATION OF TREASURY SHARES

TIM S.A. ("Company") (B3: TIMS3 and NYSE: TIMB), in compliance with article 157 of Law No. 6,404/76 and the provisions of CVM Resolution No. 44/21, hereby informs its shareholders, the market in general and other interested parties that, on this date, the Company’s Board of Directors approved the cancellation of 28,678,509 (twenty-eight million, six hundred and seventy-eight thousand, five hundred and nine) shares held in treasury, without reduction of capital stock, which were acquired under its current Buyback Program.

Due to the cancellation of the shares, the Company's capital stock is now divided into 2,392,125,889 (two billion, three hundred and ninety-two million, one hundred and twenty-five thousand, eight hundred and eighty-nine) common shares. Article 5 of the Company's Bylaws will be adjusted at next Shareholders' Meeting to be called.

The Company will keep its shareholders and the market in general duly informed of the relevant updates, pursuant to the applicable regulations.

Rio de Janeiro, December 16, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 16, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer